UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)


                          Litton Industries, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                538021 10 6
           -----------------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520

           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 23, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 8 Pages



                                SCHEDULE 13D

    CUSIP No. 538021 10 6                            Page 2 of  8 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     N/A

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

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        Number of         7.   Sole Voting Power
         Shares                1,827,893
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 10,829,871
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 1,827,893
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               10,829,871
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned directly in part and indirectly through
     subsidiaries as noted on pages 3-5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     27.8%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     HC, CO



    CUSIP No. 538021 10 6                                Page 3 of  8 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [   ]
                                                                (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Texas

-----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,052,686
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               5,052,686
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,052,686
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     11.1%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO




    CUSIP No. 538021 10 6                              Page 4 of  8 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [   ]
                                                                (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Illinois

-----------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares                 0
      Beneficially         --------------------------------------------------
        Owned by           8.   Shared Voting Power
          Each                  5,450,988
        Reporting          --------------------------------------------------
         Person            9.   Sole Dispositive Power
          With                  0
                           --------------------------------------------------
                           10.  Shared Dispositive Power
                                5,450,988
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO




    CUSIP No. 538021 10 6                             Page 5 of  8 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [   ]
                                                              (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Louisiana

-----------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares                 0
      Beneficially         --------------------------------------------------
        Owned by           8.   Shared Voting Power
          Each                  326,197
        Reporting          --------------------------------------------------
         Person            9.   Sole Dispositive Power
          With                  0
                           --------------------------------------------------
                           10.  Shared Dispositive Power
                                326,197
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     326,197
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     0.7%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO




Amendment No. 6 to Schedule 13D                         Page 6 of  8 Pages

     This Amendment No. 6 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 6, 1990, as amended by Amendment No. 1 thereto, dated August 20, 1993, Amendment No. 2 thereto, dated October 5, 1995, Amendment No. 3 thereto, dated December 29, 2000, which Amendment No. 3 added Union National Life Insurance Company ("Union National") as a filing person, Amendment No. 4 thereto, dated January 16, 2001, and Amendment No. 5 thereto, dated January 24, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 6, 1990.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Litton Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D as set forth in Amendment No. 5 to Schedule 13D, dated January 24, 2001, is hereby amended to make the following correction. Clause (iii) of the second sentence of the third paragraph, which currently reads "(iii) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, Northrop Preferred in the exchange offer (each a "Preferred Election") with respect to at least 3,000,000 shares of Common Stock in the aggregate" is hereby corrected to read "(iii) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, Northrop Preferred in the exchange offer (each a "Preferred Election") with respect to at least 3,750,000 shares of Common Stock in the aggregate."
Exhibit 2.1, Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation, and irrevocable proxies related thereto, is refiled herewith to reflect the foregoing correction.

Item 7.  Material to be Filed as Exhibits.

Exhibit     Description
-------     -----------

2.1 Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation, and irrevocable proxies related thereto.



Signature                                                 Page 7 of  8 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   January 31, 2001                    UNITRIN, INC.


                                            By: /s/ Scott Renwick
                                               ----------------------------
                                               Scott Renwick
                                               Secretary


                                                          Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit     Description
-------     -----------

2.1 Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation, and irrevocable proxies related thereto.